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                                                                       EXHIBIT 9
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               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



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HOWARD SHAPIRO,                            :   CIVIL ACTION NO. 16588NC
                                           :
                             Plaintiff,    :
                                           :
              - against -                  :
                                           :
 GLEN M. ANTLE, KEITH R. LOBO, RICHARD C.  :
 ALBERDING, MICHAEL R. D'AMOUR, YEN-SON    :
 HUANG, DAVID K. LAM, WILLIAM A. HASSLER,  :
 CHARLES D. KISSNER and QUICKTURN DESIGN   :
 SYSTEMS, INC.,                            :
                                           :
                             Defendants.   :
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                             CLASS ACTION COMPLAINT
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          Plaintiff, by his attorneys, Rosenthal, Monhait, Gross & Goddess,
P.A., for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge as follows:

          1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his behalf and as a class action on behalf of all persons, other than defendants and those in privity with them, who own the common stock of Quickturn Design Systems, Inc. ("Quickturn" or the "Company").

          2. Plaintiff has been the owner of the common stock of the Company since prior to the events described below and continuously to date.

          3. Defendant Quickturn is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs, manufactures, markets and supports system level verification solutions for the design of integrated circuits and electronic systems.

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          4.   Defendant Glen M. Antle is and was at all relevant times the
Chairman of the Board and a director of Quickturn.

          5. Defendant Keith R. Lobo is and was at all relevant times Chief Executive Officer, President and a director of Quickturn.

          6. Defendants Richard C. Alberding, Michael R. D'Amour, Yen-Son Huang, David K. Lam, William A. Hassler and Charles D. Kissner are and were at all relevant times directors of Quickturn.

          7. The Individual Defendants named in paragraphs 4 through 6 are in a fiduciary relationship with the plaintiff and the other public stockholders of Quickturn and owe them the highest obligations of good faith, due care, candor and fair dealing.

                            CLASS ACTION ALLEGATIONS
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          8.   Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          9.   This action is properly maintainable as a class action.

          10. The class is so numerous that joinder of all members is impracticable. As of April 30, 1998, there were approximately 17.8 million shares of Quickturn common stock outstanding, owned by shareholders located throughout the country.

          11. There are questions of law and fact which are common to the class, including the following: (a) whether defendants have breached their fiduciary and other common

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law duties owed by them to plaintiff and the members of the class; (b) whether defendants are unlawfully impeding a takeover attempt and improperly seeking to entrench themselves in their own positions at the expense of the public shareholders of Quickturn; (c) whether defendants' actions hereinafter described, constitute a breach of their fiduciary duties in response to a legitimate, fully-financed offer to acquire the Company; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

          12. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

          13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class a whole.

          14. The prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying adjudications with respect to individual members of the class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          15. On or about August 12, 1998, Mentor Graphics Corp. ("Mentor") announced that through a wholly-owned subsidiary, MGZ Corp., it had offered to purchase all

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the outstanding shares of Quickturn's common stock that it did not already own
(approximately 97% of the outstanding shares) for $12.125 per share in cash. The total value of the proposed transaction was approximately $216 million. In response to this announcement, the price of Quickturn common stock soared over $3.00 per share (or 38%), from its August 11, 1998 closing price of $8.00 per share to $11.03125 per share.

          16. Mentor's President and Chief Executive Officer, Dr. Walden Rhines ("Rhines") presented the offer to defendant Antle at an August 11 late-night meeting. Rhines stated that Mentor would consider increasing its offer based on a due diligence review, if Quickturn permitted one. Antle stated only that he would communicate the offer to the Quickturn board.

          17. Commenting on the proposed transaction, Rhines said in a telephone interview that while the proposed transaction would eliminate an existing patent battle between the companies, which would result in savings of $12 million in legal fees alone, the deal made sense independent of the litigation. Although Mentor and Quickturn have discussed merging in the past, they could never reach an agreement, he said.

          18. "We think this is something that is just plain good for the shareholders and the companies," Rhines said. "I think the joining of the two companies would have tremendous benefits in eliminating customer uncertainty," he said.

          19. The Individual Defendants have refused to permit Mentor to commence due diligence and to negotiate with Mentor in order to protect their own substantial salaries and perquisites, and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of Quickturn by

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immediately beginning negotiations with Mentor to maximize shareholder value, defendants have adopted a course of delay in order to protect their own interests.

          20. Defendants' conduct has deprived and will continue to deprive the Company's public shareholders of the very substantial premium (over 50%) which Mentor is prepared to pay or the enhanced premium which further negotiation could secure.

          21. Moreover, defendants have refused to take those steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of Quickturn stock. Defendants have refused to seriously consider the pending Mentor offer, and have not announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

          22. The Mentor offer is a fully-financed, non-coercive, all-cash, all-shares tender offer. It does not present a threat to Quickturn or its stockholders. Even to the extent it may be deemed a threat, defendants' failure to respond positively by permitting due diligence or commencing discussions with Mentor is unreasonable in the circumstances.

          23. As a result of the actions of the Individual Defendants, plaintiff and the other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Quickturn's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Quickturn's common stock.

          24. By reason of all of the foregoing, each defendant herein has willfully participated in unfair dealing toward the plaintiff and the other members of the class in breach of the fiduciary duties owed by each of them to the class.

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          25.  Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the class, and will succeed in their plan to entrench themselves and deprive the class of the opportunity to maximize the value of their Quickturn holdings either in a transaction with Mentor or some other bona fide offer offeror, all to the irreparable harm of the
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class.

          26.  Plaintiff and the class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A.   declaring this to be a proper class action;

          B. ordering the Individual Defendants to carry out their fiduciary duties to plaintiff and the other members of the class by announcing their intention to:

               1)   cooperate fully with any person or entity, having a bona
                                                                        ----
fide interest in proposing any transaction which would maximize shareholder
----
value, including, but not limited to, a buyout or takeover of the Company by Mentor;

               2) undertake an appropriate evaluation of Quickturn's worth as a merger/acquisition candidate;

               3) take all appropriate steps to enhance Quickturn's value and attractiveness as a merger/acquisition candidate;

               4) take all appropriate steps to effectively expose Quickturn to the marketplace in an effort to create an active auction for Quickturn;

               5) act independently so that the interests of Quickturn's public stockholders will be protected; and

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               6)    adequately ensure that no conflicts of interest exist
between the Individual Defendants' interest and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Quickturn's public stockholders;

          C. ordering the Individual Defendants, jointly and severally, to account to plaintiff and the class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

          D. preliminarily and permanently enjoining defendants from proceeding with any action that will entrench the Individual Defendants to the detriment of maximizing the value to the Company's public shareholders;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

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          F.   granting such other and further relief as may be just and proper in the premises.
                         ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                         By:  /s/ Norman M. Monhait
                              --------------------------------
                              Suite 1401, Mellon Bank Center
                              P.O. Box 1070
                              Wilmington, Delaware 19899-1070
                              (302) 656-4433
                              Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, New York 10016
(212) 779-1414

August 13, 1998

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